

January 10, 2013

Via E-mail
Robert J. Palmisano
Chief Executive Officer
Wright Medical Group, Inc.
5677 Airline Road
Arlington, Tennessee 38002

> **Re: Wright Medical Group, Inc.
> Registration Statement on Form S-4
> Filed December 21, 2012
> File No. 333-185601**

Dear Mr. Palmisano:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 – Preliminary Consideration Transferred, page 148

1.   We note that the preliminary value of the contingent value rights is approximately $.55 each while potential total payments under the contingent value rights are $0, $3.50, $5 and $6.50 each, depending on which milestones are achieved. Please address the following:

- Explain to us in greater detail how the preliminary value of the contingent value rights was determined. In this regard, we note that your methodology appeared to utilize changes in the stock price of the target after the merger announcement, which you state was $7.29 per share. Discuss how you considered the change in the target's stock price from the prior business days' closing price ($4.15) to the opening price on the day of the announcement.

- Discuss how you considered whether certain changes in the target's stock price may not result from a change in the perceived value of the contingent value rights. For example, we note that part of the consideration for the transaction is your common stock. As such, changes in the price of your common stock could also impact the target's stock price by virtue of the fixed exchange ratio.

- Discuss how your assessments of the likelihood of achieving the milestones compares with the implied assessment here, which suggests a low likelihood of achieving the first milestone, FDA approval.

- Explain why you believe this valuation is most representative of fair value. Discuss any other valuation methodologies you considered and why you ultimately concluded this methodology to be the most representative of fair value.

2.   We note that the contingent value rights could result in a range of possible fair values on the measurement date and that this may have a material impact on the amount of goodwill to be recorded in the financial statements. Please provide a discussion of the material factors that could impact the fair value that is ultimately assigned to the contingent value rights and how such changes may impact the ultimate amounts recorded in your financial statements for this transaction.

3.   Please add a discussion of how the contingent value rights will be accounted for following the closing of the transaction. Discuss how changes in the fair value of the contingent value rights will be measured and how such changes could impact your balance sheet and results of operations in future periods.

Note 4 – Pro Forma Adjustments, page 151

(K) - page 154

4.   We note your disclosure regarding the $48.4 million deferred tax asset recorded related to net operating losses of BioMimetic that Wright believes it will be able to utilize. Please explain to us how this adjustment considers potential limitations on your ability to utilize the net operating losses (i.e., Section 382 limitations).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-363761 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief

cc (via e-mail): Robert F. Kornegay, Esq.
                 Wilson Sonsini Goodrich & Rosati